Free Writing Prospectus

Filed Pursuant to Rule 433

File No. 333-219345

August 14, 2018

APACHE CORPORATION

PRICING TERM SHEET

$1,000,000,000 4.375% Notes due 2028

Issuer:	Apache Corporation

Ratings*:	Baa3/BBB/BBB (Stable/Stable/Positive) (Moody’s/S&P/Fitch)

Format:	SEC Registered

Trade Date:	August 14, 2018

Settlement Date:	T+7; August 23, 2018

Security Description:	4.375% Notes due 2028

Principal Amount:	$1,000,000,000

CUSIP / ISIN:	037411BE4 / US037411BE40

Maturity Date:	October 15, 2028

Public Offering Price:	99.845% of principal amount

Net Proceeds to the Issuer Before Expenses:	$991,950,000

Coupon:	4.375% per year (payable semi-annually)

Interest Payment Dates:	April 15 and October 15, commencing April 15, 2019

Benchmark Treasury:	2.875% due August 15, 2028

Benchmark Treasury Yield:	2.893%

Spread to Benchmark Treasury:	+150 basis points

Yield to Maturity:	4.393%

Redemption Provisions:	The Securities will be redeemable, at the option of Apache Corporation, at any time, in whole or in part.

If the Securities are redeemed before the date that is three months prior to their maturity date, the notes of the applicable series may be redeemed at a redemption price equal to the greater of:

(i) 100% of the principal amount; or

(ii)  the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the date of redemption, on a semiannual basis, at the treasury rate plus 25 basis points;

plus, in each case, accrued and unpaid interest to the date of redemption.

If the Securities are redeemed on or after the date that is three months prior to their maturity date, the notes of the applicable series may be redeemed at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest on the principal amount of the notes being redeemed to the redemption date.

Denominations:	$2,000 and integral multiples of $1,000

Joint Book-Running Managers:

Credit Suisse Securities (USA) LLC

J.P. Morgan Securities LLC

Merrill Lynch, Pierce, Fenner & Smith

                       Incorporated

Citigroup Global Markets Inc.

HSBC Securities (USA) Inc.

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

Scotia Capital (USA) Inc.

TD Securities (USA) LLC

Co-Managers:

BB&T Capital Markets, a division of BB&T Securities, LLC

BMO Capital Markets Corp.

ING Financial Markets LLC

RBC Capital Markets, LLC

SG Americas Securities, LLC

SunTrust Robinson Humphrey, Inc.

Wells Fargo Securities, LLC

*Note: A security rating is not a recommendation to buy, sell or hold securities, it may be revised or withdrawn at any time by the assigning rating organization, and each rating presented should be evaluated independently of any other rating.

The Issuer has filed a registration statement (including a prospectus and related preliminary prospectus supplement for the offering) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the accompanying prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC’s website at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC at 1-800-221-1037, J.P. Morgan Securities LLC at 1-212-834-9622 or Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322.

This communication should be read in conjunction with the preliminary prospectus supplement and the accompanying prospectus. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent it is inconsistent with the information in such preliminary prospectus supplement or the accompanying prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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